ArcelorMittal 6-K

EXHIBIT 99.1

ArcelorMittal reports fourth quarter 2022 results

Luxembourg, February 9, 2023 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1,2 for the three-month and twelve-month periods ended December 31, 2022.

2022 Key highlights:

•	Health and safety focus: Protecting the health and wellbeing of the employees remains the Company’s overarching priority; LTIF rate of 0.70x in FY 2022 vs. 0.79x in FY 2021[3]
•	Strong full year financial performance: FY 2022 operating income of $10.3bn4,5 (vs. $17.0bn4,5 in FY 2021); FY 2022 EBITDA of $14.2bn (vs. $19.4bn in FY 2021)
•	Healthy net income: FY 2022 adjusted net income[6] of $10.6bn (vs. $14.9bn in FY 2021); FY 2022 net income includes share of JV and associates net income of $1.3bn (vs. $2.2bn in FY 2021)
•	Strong FCF generation: The Company generated $6.4bn free cash flow (FCF) in FY 2022 ($10.2bn net cash provided by operating activities less $3.5bn capex and $0.3bn minority dividends), broadly stable as compared to FY 2021[17]. 4Q 2022 FCF of $2.1bn ($3.6bn net cash provided by operating activities less $1.5bn capex)
•	Financial strength: The Company ended 2022 with record low net debt of $2.2bn (vs. $4.0bn at the end of 2021). Gross debt of $11.7bn at the end of 2022, and cash and cash equivalents of $9.4bn
•	Share repurchases driving enhanced value: Share buybacks reduced the fully diluted shares outstanding by 11% in 2022, bringing the total reduction to 30% since end of September 2020[7]. FY 2022 basic EPS of $10.21/sh vs. $13.53/sh for FY 2021. FY 2022 adjusted basic EPS[6] of $11.65; last 12 months ROE[8] of 20.3% and book value per share[9] increased to $62/sh

Priorities & Outlook:

•	Global leadership on addressing climate change: During 2022, the Company progressed its plans to reduce the CO2e intensity of its global production by 25% by 2030
◦	Texas HBI plant acquired, securing high-quality metallics for low-carbon steelmaking
◦	$0.6bn investment in 1GW renewable energy project in India underway
◦	1st smart carbon CCU project inaugurated in Ghent (Belgium)
◦	4 specialist scrap metal recyclers acquired in Europe
◦	1st low-carbon emissions steelmaking project in Dofasco (Canada)
◦	The Company is progressing on key European decarbonization projects
•	Delivering strategic growth in support of higher sustainable returns
◦	Texas HBI acquisition and Brazil CSP acquisition (to be completed in 1Q 2023) estimated to add ~$0.5bn to normalized EBITDA[16]
◦	Expansion of the AMNS India Hazira plant to ~15Mt capacity by 2026 now underway

◦	Ramp up of the 2.5Mt Mexico hot strip mill is ongoing with $0.1bn EBITDA run-rate achieved in 4Q 2022
◦	Strategic capex envelope of high return projects is now $4.2bn19 to be spent between 2021-2024 (of which $0.9bn has been spent to date) and estimated to add ~$1.3bn to normalized EBITDA[16]; FY 2023 capex expected to be between $4.5bn-$5.0bn
•	Building a track record of consistently returning capital to shareholders:
◦	Share buy backs completed in 2022 represented 11% of diluted equity, bringing total purchases since September 2020 to 30% at an average share price of €24.34
◦	There remains (~$0.1bn) of post-dividend FCF to be returned to shareholders as per the capital return policy, and this is expected to be completed in 1Q 2023. The remaining amounts under the existing buy back program will be allocated to the 2023 capital return (targeting 50% of post-dividend FCF as per the policy).To provide sufficient headroom for the 2023 capital return, the Company intends to seek additional authority from shareholders to repurchase shares at the 2023 AGM in May
◦	The Board proposes to increase the annual base dividend to shareholders to $0.44/sh (to be paid in 2 equal instalments in June 2023 and December 2023), subject to the approval of shareholders at the 2023 AGM
•	Outlook
◦	World ex-China apparent steel consumption ("ASC") in 2023 is expected to recover by +2% to +3% as compared to 2022; the Company expects its steel shipments in 2023 to grow by ~5% vs. 2022[11]
◦	The Company expects positive FCF generation in 2023; capex is expected to increase to within the $4.5bn-$5.0bn range, interest costs are expected to increase to approximately $0.4bn, and lower cash taxes (including non-recurrence of timing related payments made in 2022 of $0.7bn)
◦	The Company expects working capital will follow the normal seasonal patterns (including an investment in 1Q 2023) but expects a release for the full year 2023

Financial highlights (on the basis of IFRS1,2):

(USDm) unless otherwise shown	4Q 22	3Q 22	4Q 21	12M 22	12M 21
Sales	16,891	18,975	20,806	79,844	76,571
Operating (loss)income	(306)	1,651	4,558	10,272	16,976
Net income attributable to equity holders of the parent	261	993	4,045	9,302	14,956
Basic earnings per common share (US$)	0.30	1.11	3.93	10.21	13.53

Operating (loss)income /tonne (US$/t)	(24)	122	289	184	270
EBITDA	1,258	2,660	5,052	14,161	19,404
EBITDA /tonne (US$/t)	100	196	320	253	308

Crude steel production (Mt)	13.2	14.9	16.5	59.0	69.1
Steel shipments (Mt)	12.6	13.6	15.8	55.9	62.9
Total group iron ore production (Mt)	10.7	10.6	13.4	45.3	50.9
Iron ore production (Mt) (AMMC and Liberia only)	7.5	6.9	7.2	28.6	26.2
Iron ore shipment (Mt) (AMMC and Liberia only)	6.9	6.9	7.1	28.0	26.0

Number of shares outstanding (issued shares less treasury shares) (millions)	805	816	911	805	911

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

“Despite the challenges that emerged as the year unfolded, our full year results demonstrate the benefits of our strengthened asset portfolio and the improvements we have made to our cost base in recent periods. This, alongside the mitigatory actions we took in the second half of the year to adapt production levels and optimize energy consumption, has added resilience to our business.

Our delivery of consistently positive free cash flow and balance sheet strength has allowed us to grow and develop the business, capturing growth opportunities in faster growing markets while also making good progress in our ambition to be a leader in low-carbon steel production. The acquisition of Texas HBI helps us secure high-quality metallics for low-carbon steelmaking. We celebrated the commissioning of the European steel industry’s first carbon capture and re-use project in Belgium. Our two low-carbon customer products, XCarb® green steel certificates and XCarb® recycled and renewably produced, continue to gain momentum with customers; and the XCarb® Innovation Fund made a series of investments in compelling new low-carbon technologies.

As we look ahead, evidence suggests that the customer destock we saw in the second half of 2022 has peaked, hence providing support to apparent steel consumption and steel spreads. Although geopolitical uncertainty remains high, we remain confident in the strength and resilience of ArcelorMittal, and in our ability to successfully execute our strategy of growth, decarbonization and sustainable returns through all aspects of the cycle."

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate3,12

Protecting the health and wellbeing of employees is the Company’s overarching priority, with a particular focus on becoming a fatality free and severe injury free company.

Health and safety performance based on own personnel and contractors lost time injury frequency ("LTIF") rate was 0.86x in the fourth quarter of 2022 ("4Q 2022") as compared to 0.54x in the third quarter of 2022 ("3Q 2022) and 0.74x in the fourth quarter of 20213 ("4Q 2021"). Health and safety performance in the twelve months of 2022 (“12M 2022” or "FY 2022") was 0.70x as compared to 0.79x in the twelve months of 2021 (“12M 2021” or "FY 2021").

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	4Q 22	3Q 22	4Q 21	12M 22	12M 21
NAFTA	0.18	0.27	0.25	0.25	0.40
Brazil	0.14	0.05	0.30	0.10	0.22
Europe	1.14	1.03	1.09	1.11	1.19
ACIS	1.07	0.50	0.92	0.74	0.94
Mining	0.61	0.30	—	0.84	0.32
Total	0.86	0.54	0.74	0.70	0.79

Sustainable development highlights – leading the decarbonization of the steel industry10:

•	On January 27, 2023, ArcelorMittal announced an investment of $36 million in Boston Metal. The transaction is the Company’s largest single initial investment to date through its XCarb® Innovation Fund. The fund, launched in March 2021, targets investing in the best and brightest technologies that hold the potential to play a meaningful role in the decarbonization of the steel industry, a process ArcelorMittal intends to lead.
•	On December 29, 2022, ArcelorMittal announced that it had signed an agreement to acquire Polish scrap metal recycling business Zaklad Przerobu Złomu (“Złomex”). Złomex operates scrap yards in Krakow and Warsaw which last year processed and shipped almost 400,000 tonnes of ferrous scrap metal. Złomex supplies a range of steel mills and foundries with well-established relationships and has also been a long-standing supplier to ArcelorMittal’s steel plants in Dąbrowa Górnicza and Warsaw. This follows ArcelorMittal’s announcement on December 6, 2022, that it has acquired Riwald Recycling (‘Riwald’), a state-of-the-art ferrous scrap metal recycling business based in the Netherlands. Riwald processed over 330,000 tonnes of ferrous scrap metal in 2021. ArcelorMittal has acquired four scrap metal businesses during 2022, as the Company continually seeks to enhance its ability to source scrap steel, a key raw material which supports the Company’s ability to reduce its carbon emissions and to achieve carbon neutrality by 2050.
•	On December 8, 2022, ArcelorMittal successfully inaugurated its first carbon capture and utilization (‘CCU’) project in Ghent (Belgium). The €200 million ‘Steelanol’ project is a first of its kind for the European steel industry. Utilizing cutting edge carbon recycling technology developed by our project partner LanzaTech, the CCU plant uses biocatalysts to transform carbon-rich waste gases from the steelmaking process into advanced bioethanol. The advanced bioethanol can then be used as a building block to produce a variety of chemical products including transport fuels, paints, clothing and even cosmetic perfume, hence helping to support the decarbonization efforts of the chemical sector. Once production reaches full capacity the Steelanol plant will produce 80 million litres of advanced ethanol, almost half of the total current advanced ethanol demand for fuel mixing in Belgium. Carbalyst smart carbon technologies (Ghent) when combined with 2 Torero reactors is expected to achieve 0.3Mt CO2 saving.
•	The Company improved its gender diversity in 2022 with 16% of women in management (vs. 14% in 2021) and remains on track to reach the target of 25% by 2030.

Analysis of results for the twelve months ended December 31, 2022 versus results for the twelve months ended December 31, 2021

Total steel shipments for 12M 2022 were 55.9 million metric tonnes (Mt), a decrease of -11.2% as compared to 62.9Mt in 12M 2021. Steel shipments on a scope adjusted basis (i.e. excluding the shipments of ArcelorMittal Italia, deconsolidated as from April 14, 2021) and excluding the impact of Ukraine, decreased by -4.5%.

Sales for 12M 2022 increased by +4.3% to $79.8 billion as compared with $76.6 billion for 12M 2021, primarily due to higher average steel selling prices (+16.6%), offset in part by lower steel shipments.

Depreciation was higher at $2.6 billion for 12M 2022 as compared to $2.5 billion in 12M 2021. The Company expects 12M 2023 depreciation at $2.6 billion.

Impairment charges for 12M 2022 of $1.0 billion relate to ArcelorMittal Kryviy Rih. In 4Q 2022, the Company recognized a $1,026 million impairment charge related to property, plant and equipment with respect to ArcelorMittal Kriviy Rih (Ukraine) in the ACIS segment, where the ongoing conflict with Russia resulted in low levels of production, sales and income and created significant uncertainty about the timing and ability of operations to return to a normal level of activity. Recent attacks against Ukrainian power infrastructures caused additional operational issues for ArcelorMittal Kriviy Rih and the increasing geopolitical tensions resulted in a substantial increase in the discount rate applied by the Company in its value in use calculation. Impairment gain for 12M 2021 amounted to $218 million following improved cash flow projections in the context of decarbonization plans in Sestao (Spain) (partially reversing the impairment recognized in 2015).

Exceptional items for 12M 2022 of $0.3 billion included $0.5 billion of non-cash inventory related provisions (recognized in 3Q 2022) to reflect the net realizable value of inventory under IFRS with declining market prices in Europe, partially offset by a $0.1 billion purchase gain on the acquisition of the Hot Briquetted Iron (‘HBI’) plant in Texas and a $0.1 billion gain following the settlement of a claim by ArcelorMittal for a breach of a supply contract. Exceptional items for 12M 2021 of $123 million related to expected costs for the decommissioning of the dam at the Serra Azul mine in Brazil.

Operating income for 12M 2022 of $10.3 billion was lower as compared to 12M 2021 of $17.0 billion primarily driven by negative price-cost effect, elevated energy costs, lower steel shipments, negative translation effect and combined impairment costs and exceptional items totaling $1.3 billion as discussed above.

Income from associates, joint ventures and other investments for 12M 2022 was $1.3 billion as compared to $2.2 billion for 12M 2021 primarily due to the lower contributions from AMNS India and AMNS Calvert. 12M 2022 includes the annual dividend from Erdemir of $117 million (vs. $89 million received in 12M 2021).

Net interest expense in 12M 2022 of $213 million was lower as compared to $278 million in 12M 2021 due to higher interest income. The Company expects interest costs to increase to $0.4 billion in 12M 2023 due to higher interest rates.

Foreign exchange and other net financing losses were $121 million for 12M 2022 as compared to losses of $877 million for 12M 2021. Foreign exchange gain for 12M 2022 was $191 million as compared to a loss of $155 million in 12M 2021. 12M 2021 included charges of $191 million related to repurchases of bonds and MCNs, as well as a $163 million loss (primarily consisting of interest and indexation charges) relating to a legal claim at ArcelorMittal Brasil from the Votorantim acquisition.

ArcelorMittal recorded an income tax expense of $1,717 million for 12M 2022 (including $363 million deferred tax benefit) as compared to $2,460 million for 12M 2021 (including $493 million deferred tax benefit) reflecting overall lower taxable profits.

ArcelorMittal’s net income for 12M 2022 was $9.3 billion as compared to $15.0 billion for 12M 2021. Adjusted net income6 for 12M 2022 excluding impairments charges and exceptional items, was $10.6 billion as compared to $14.9 billion for 12M 2021.

ArcelorMittal’s basic earnings per common share for 12M 2022 was $10.21 basic earnings per common share, as compared to $13.53 basic earnings per common share for 12M 2021. Adjusted basic earnings per common share (excluding impairment charges and exceptional items)6 for 12M 2022 was $11.65/sh as compared to $13.45/sh for 12M 2021.

Analysis of results for 4Q 2022 versus 3Q 2022 and 4Q 2021

Total steel shipments in 4Q 2022 were 12.6Mt, -6.9% lower as compared with 13.6Mt in 3Q 2022. Reflecting the significantly lower apparent demand due to destocking, 4Q 2022 steel shipments were -19.9% lower as compared with 15.8Mt in 4Q 2021 (-14.7% excluding the impact of Ukraine).

Sales in 4Q 2022 were $16.9 billion as compared to $19.0 billion for 3Q 2022 and $20.8 billion for 4Q 2021. As compared to 3Q 2022, the -11.0% decrease in sales was primarily due to lower average steel selling prices (-6.8%) and lower steel shipment volumes. Sales in 4Q 2022 were -18.8% lower as compared to 4Q 2021 primarily due to lower average steel selling prices (-4.3%) and lower steel shipments (-19.9%).

Depreciation for 4Q 2022 was $636 million as compared to $628 million for 3Q 2022 and $712 million in 4Q 2021.

Impairment charges for 4Q 2022 of $1.0 billion relate to ArcelorMittal Kryviy Rih as discussed above.

Exceptional items for 4Q 2022 of $0.1 billion relates to a gain following the settlement of a claim by ArcelorMittal for a breach of a supply contract. Exceptional items for 3Q 2022 of $0.4 billion included $0.5 billion of non-cash inventory related provisions to reflect the net realizable value of inventory under IFRS with declining market prices in Europe, partially offset by a $0.1 billion purchase gain on the acquisition of a Hot Briquetted Iron (‘HBI’) plant in Texas. Exceptional items for 4Q 2021 were nil.

Operating loss for 4Q 2022 of $0.3 billion reflected the impairment charges as discussed above, negative price-cost and lower volumes, and compares to an operating income of $1.7 billion in 3Q 2022 and $4.6 billion for 4Q 2021.

Income from associates, joint ventures and other investments for 4Q 2022 was $121 million as compared to $59 million for 3Q 2022 and $383 million in 4Q 2021. 4Q 2022 results improved as compared to 3Q 2022 with improved contributions from Chinese investees.

Net interest expense in 4Q 2022 was higher at $72 million as compared to $37 million in 3Q 2022 and higher than $49 million in 4Q 2021, due to the issuance, at the end of 3Q 2022 and in 4Q 2022 of new notes bearing higher interest rates.

Foreign exchange and other net financing gain in 4Q 2022 was $449 million as compared to a loss of $247 million in 3Q 2022 and $111 million in 4Q 2021. 4Q 2022 includes foreign exchange gain of $497 million (following the -9.4% depreciation of the US dollar vs. the euro at the period end rates) as compared to a loss of $108 million in 3Q 2022 and a loss of $30 million in 4Q 2021.

Due to a lower taxable profit, ArcelorMittal recorded an income tax benefit of $35 million (including deferred tax benefit of $126 million) in 4Q 2022, as compared to an income tax expense of $371 million (including deferred tax benefit of $23 million) in 3Q 2022. Income tax expense in 4Q 2021 was $632 million (including deferred tax benefit of $46 million).

ArcelorMittal recorded a net income in 4Q 2022 of $261 million as compared to $993 million in 3Q 2022 and $4,045 million for 4Q 2021. Adjusted net income6 in 4Q 2022 was $1,189 million as compared to $1,374 million in 3Q 2022 and $3,827 million for 4Q 2021.

ArcelorMittal's basic earnings per common share for 4Q 2022 was lower at $0.30 as compared to $1.11 in 3Q 2022 and $3.93 in 4Q 2021. Adjusted basic earnings per common share6 for 4Q 2022 was lower at $1.37 as compared to $1.54 in 3Q 2022 and $3.72 in 4Q 2021.

Analysis of segment operations2

NAFTA

(USDm) unless otherwise shown	4Q 22	3Q 22	4Q 21	12M 22	12M 21
Sales	2,923	3,438	3,329	13,774	12,530
Operating income	331	616	939	2,818	2,800
Depreciation	(127)	(114)	(113)	(427)	(325)
Exceptional items	98	92	—	190	—
EBITDA	360	638	1,052	3,055	3,125
Crude steel production (kt)	2,025	2,126	2,046	8,271	8,487
Steel shipments* (kt)	2,338	2,339	2,205	9,586	9,586
Average steel selling price (US$/t)	1,021	1,191	1,341	1,215	1,128

* NAFTA steel shipments include shipments sourced by NAFTA from Group subsidiaries and sold to the Calvert JV that are eliminated on consolidation.

NAFTA segment crude steel production decreased by -4.8% to 2.0Mt in 4Q 2022, as compared to 2.1Mt in 3Q 2022, mainly due to planned maintenance, and decreased by -1.0% as compared to 4Q 2021.

Steel shipments in 4Q 2022 were stable at 2.3Mt, as compared to 3Q 2022 and increased by +6.0% as compared to 4Q 2021.

Sales in 4Q 2022 decreased by -15.0% to $2.9 billion, as compared to $3.4 billion in 3Q 2022 primarily on account of lower average steel selling prices (-14.2%). Sales declined by -12.2% in 4Q 2022 as compared to 4Q 2021 primarily on account of lower average steel selling prices (-23.8%) offset in part by higher steel shipment volumes (+6.0%) and the impact of ArcelorMittal Texas HBI acquisition.

Exceptional items for 4Q 2022 of $0.1 billion relates to a gain following the settlement of a claim by ArcelorMittal for a breach of a supply contract. Exceptional items for 3Q 2022 of $0.1 billion related to the purchase gain on the acquisition of the HBI plant in Texas.

Operating income in 4Q 2022 declined -46.4% to $331 million as compared to $616 million in 3Q 2022 and -64.8% lower as compared to $939 million in 4Q 2021.

EBITDA in 4Q 2022 of $360 million was -43.5% lower as compared to $638 million in 3Q 2022, primarily due to a negative price-cost effect. EBITDA in 4Q 2022 was -65.8% lower as compared to $1,052 million in 4Q 2021 mainly due to a negative price-cost effect offset in part by higher volumes.

Brazil18

(USDm) unless otherwise shown	4Q 22	3Q 22	4Q 21	12M 22	12M 21
Sales	2,894	3,486	3,452	13,732	12,856
Operating income	302	598	892	2,775	3,798
Depreciation	(60)	(57)	(60)	(246)	(228)
Exceptional items	—	—	—	—	(123)
EBITDA	362	655	952	3,021	4,149
Crude steel production (kt)	2,783	2,969	3,117	11,877	12,413
Steel shipments (kt)	2,639	2,837	3,034	11,516	11,695
Average steel selling price (US$/t)	1,036	1,137	1,049	1,114	1,030

Brazil segment crude steel production decreased by -6.3% to 2.8Mt in 4Q 2022 as compared to 3.0Mt in 3Q 2022. 4Q 2022 crude production was -10.7% lower as compared to 4Q 2021 due to lower demand from export markets.

Steel shipments of 2.6Mt in 4Q 2022 were -7.0% lower as compared to 2.8Mt at 3Q 2022, primarily due to seasonally weaker domestic shipments and lower exports, and -13.0% lower as compared to 4Q 2021, primarily due to lower exports, with domestic shipments stable year-on-year.

Sales in 4Q 2022 decreased by -17.0% to $2.9 billion as compared to $3.5 billion in 3Q 2022, primarily due to an -8.9% decrease in average steel selling prices and lower shipments. Sales in 4Q 2022 were -16.2% lower than $3.5 billion at 4Q 2021 primarily on account of -13.0% decline in shipments (primarily exports) and lower average steel selling prices (-1.2%).

Operating income in 4Q 2022 of $302 million was lower as compared to $598 million in 3Q 2022 and $892 million in 4Q 2021.

EBITDA in 4Q 2022 decreased by -44.8% to $362 million as compared to $655 million in 3Q 2022, primarily due to a negative price-cost effect and lower steel shipments (-7.0%). EBITDA in 4Q 2022 was -62.0% lower than $952 million in 4Q 2021 primarily due to negative price-cost effect and lower steel shipments (-13.0%).

Europe

(USDm) unless otherwise shown	4Q 22	3Q 22	4Q 21	12M 22	12M 21
Sales	10,077	10,694	12,079	47,263	43,334
Operating (loss)income	(10)	158	1,886	4,292	5,672
Depreciation	(316)	(300)	(353)	(1,268)	(1,252)
Impairment items	—	—	218	—	218
Exceptional items	—	(473)	—	(473)	—
EBITDA	306	931	2,021	6,033	6,706
Crude steel production (kt)	6,956	7,998	8,621	31,904	36,795
Steel shipments (kt)	6,802	7,079	8,325	30,182	33,182
Average steel selling price (US$/t)	1,085	1,150	1,110	1,191	986

Europe segment crude steel production declined by -13.0% to 7.0Mt in 4Q 2022 as compared to 8.0Mt in 3Q 2022. Production was -19.3% lower as compared to 8.6Mt in 4Q 2021 given curtailed production in light of weaker apparent demand driven by destocking. As apparent demand conditions are now showing signs of improvement, the Company is gradually restarting capacity.

Steel shipments declined by -3.9% to 6.8Mt in 4Q 2022 as compared to 7.1Mt in 3Q 2022 due to lower apparent demand severely impacted by destocking. Shipments declined by -18.3% as compared to 8.3Mt in 4Q 2021 primarily due to weaker apparent demand.

Exceptional items for 3Q 2022 of $473 million related to non-cash inventory provisions to reflect the net realizable value of inventory under IFRS with declining market prices.

Sales in 4Q 2022 decreased by -5.8% to $10.1 billion, as compared to $10.7 billion in 3Q 2022, due to a -3.9% reduction in steel shipments and -5.7% lower average selling prices. Sales declined by -16.6% as compared to 4Q 2021 primarily due to lower steel shipments (-18.3%) and lower average steel selling prices (-2.3%).

Operating loss in 4Q 2022 was $10 million as compared to an operating income of $158 million in 3Q 2022 and $1,886 million in 4Q 2021.

EBITDA in 4Q 2022 of $306 million declined as compared to $931 million in 3Q 2022, due to the impacts of a negative price-cost effect and reduced steel shipments on account of lower demand, offset in part by easing of energy costs. EBITDA in 4Q 2022 decreased significantly as compared to $2,021 million in 4Q 2021 due to a negative price cost effect, lower shipments and negative translation effect.

ACIS

(USDm) unless otherwise shown	4Q 22	3Q 22	4Q 21	12M 22	12M 21
Sales	1,229	1,569	2,539	6,368	9,854
Operating (loss)income	(1,198)	(55)	439	(930)	2,705
Depreciation	(65)	(93)	(118)	(369)	(450)
Impairment items	(1,026)	—	—	(1,026)	—
EBITDA	(107)	38	557	465	3,155
Crude steel production (kt)	1,394	1,842	2,694	6,949	11,366
Steel shipments (kt)	1,414	1,675	2,597	6,378	10,360
Average steel selling price (US$/t)	720	773	810	817	780

ACIS segment crude steel production in 4Q 2022 was -24.3% lower at 1.4Mt as compared to 1.8Mt in 3Q 2022 mainly due to operational issues and power availability in Kazakhstan, and planned maintenance shutdowns in South Africa. Crude steel production in 4Q 2022 was -48.3% below 2.7Mt in 4Q 2021 primarily due to lower steel production in Ukraine due to the ongoing war.

Steel shipments in 4Q 2022 decreased by -15.6% to 1.4Mt as compared to 1.7Mt in 3Q 2022 primarily due to weaker Kazakhstan shipments driven by the lower production as discussed above. Shipments were -45.6% lower as compared to 2.6Mt in 4Q 2021, primarily due to lower production in Ukraine.

Sales in 4Q 2022 decreased by -21.7% to $1.2 billion as compared to $1.6 billion in 3Q 2022, primarily due to lower steel shipments as above and -6.9% lower average steel selling prices.

Impairment costs for 4Q 2022 of $1.0 billion relate to the ArcelorMittal Kryviy Rih’s assets4.

Operating loss in 4Q 2022 of $1,198 million compares to an operating loss of $55 million in 3Q 2022 and operating income of $439 million in 4Q 2021. Performance was negatively impacted by the impairment as discussed above.

EBITDA loss of $107 million in 4Q 2022 as compared to EBITDA of $38 million in 3Q 2022, was primarily due to lower shipments and lower selling prices.

Mining

(USDm) unless otherwise shown	4Q 22	3Q 22	4Q 21	12M 22	12M 21
Sales	716	742	824	3,396	4,045
Operating income	255	254	343	1,483	2,371
Depreciation	(57)	(57)	(57)	(234)	(228)
EBITDA	312	311	400	1,717	2,599

Iron ore production (Mt)	7.5	6.9	7.2	28.6	26.2
Iron ore shipment (Mt)	6.9	6.9	7.1	28.0	26.0

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Iron ore production increased in 4Q 2022 by +7.8% to 7.5Mt as compared to 6.9Mt in 3Q 2022 and was higher than 7.2Mt in 4Q 2021. Higher iron ore production at AMMC13 and Liberia in 4Q 2022 as compared to 3Q 2022 was due to the recovery following the adverse impact of exceptionally heavy rains in Canada in 3Q 2022.

Despite higher production, iron ore shipments were stable at 6.9Mt in 4Q 2022 as compared to 3Q 2022 due to severe storms in Canada during December 2022 impacting port operations. 4Q 2022 iron ore shipments of 6.9Mt were -2.5% lower as compared to 7.1Mt at 4Q 2021.

Operating income in 4Q 2022 was broadly stable at $255 million as compared 3Q 2022 and lower by -25.7% as compared to $343 million in 4Q 2021.

EBITDA in 4Q 2022 of $312 million was broadly stable as compared to $311 million in 3Q 2022, with the effect of lower iron ore reference prices (-4.8%) and lower quality premia offset in part by lower freight and other costs. EBITDA in 4Q 2022 was lower as compared to $400 million in 4Q 2021, primarily due to lower iron ore reference prices (-10.7%), lower shipments (-2.5%) and lower quality premia partially offset by lower freight costs.

Joint ventures

ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers the Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

Calvert

(USDm) unless otherwise shown	4Q 22	3Q 22	4Q 21	12M 22	12M 21
Production (100% basis) (kt)*	1,014	1,055	1,068	4,320	4,802
Steel shipments (100% basis) (kt)**	905	1,030	1,052	4,229	4,547
EBITDA (100% basis)***	(1)	2	270	589	1,091

* Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.

** Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.

*** EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.

Following planned maintenance, Calvert’s hot strip mill ("HSM") production during 4Q 2022 decreased by -3.9% to 1.0Mt, as compared to 3Q 2022 and by -5.1% as compared to 1.1Mt in 4Q 2021.

Steel shipments in 4Q 2022 were -12.1% below 3Q 2022 due to weaker demand.

EBITDA loss*** during 4Q 2022 of $1 million as compared to EBITDA of $2 million in 3Q 2022 was primarily due to ongoing negative price-cost effect resulted from the decline in sales prices (for non-contract volumes), whilst inventory slab cost lags the prevailing market prices. The impact of weighted average cost of inventories versus replacement cost in 4Q 2022 was approximately $0.2 billion.

AMNS India

(USDm) unless otherwise shown	4Q 22	3Q 22	4Q 21	12M 22	12M 21
Crude steel production (100% basis) (kt)	1,624	1,663	1,847	6,685	7,393
Steel shipments (100% basis) (kt)	1,593	1,634	1,731	6,470	6,914
EBITDA (100% basis)	162	204	435	1,201	1,996

Crude steel production in 4Q 2022 decreased by -2.3% to 1.6Mt as compared to 1.7Mt in 3Q 2022. Production was lower by -12.1% as compared to 4Q 2021 due to lower exports following the imposition of export duties on steel exports from India in 2Q 2022 (export duties removed from the end of November 2022).

Steel shipments in 4Q 2022 decreased by -2.5% to 1.6Mt as compared to 3Q 2022 and -8.0% lower as compared to 1.7Mt in 4Q 2021 due to the reasons discussed above.

EBITDA during 4Q 2022 of $162 million was lower as compared to $204 million in 3Q 2022, due to lower steel shipments and lower selling prices.

Liquidity and Capital Resources

Net cash provided by operating activities for 4Q 2022 was $3,634 million as compared to $1,981 million in 3Q 2022 and $4,154 million in 4Q 2021. Net cash provided by operating activities in 4Q 2022 includes a working capital release of $2,412 million as compared to a working capital investment of $580 million in 3Q 2022 and $22 million release in 4Q 2021. 4Q 2022 working capital release (as compared to 3Q 2022) was driven primarily by lower accounts receivable (due to lower prices and lower volumes), and lower inventories (due to the impact of lower production costs and reduced inventory volumes).

Capex in 4Q 2022 increased to $1,500 million as compared with $784 million in 3Q 2022 as projects gained momentum following earlier impacts from project mobilization/contractor delays. Capex of $3.5 billion in 12M 2022 is in line with the latest guidance and compares with $3.0 billion in 12M 2021. In line with the rate of spending in 2H 2022 capex in 2023 is expected in the range of $4.5-5.0 billion. Decarbonization capex is expected to increase to $0.4 billion in 2023 (vs. $0.2 billion in 2022). The previously announced strategic pipeline (2021-2024) has now increased by $0.5 billion to $4.2 billion19, with the addition of a new production unit for electrical steels at the Mardyck site in the north of France, with $0.9 billion having been spent as of the end of 2022. The Company expects strategic projects capex in 2023 between $1.3-$1.6 billion as compared to $0.7 billion in 2022 largely due to catch up on previously announced projects. Capex outside of strategic capex and decarbonization projects including general maintenance capex is expected to be $2.8-$3.0 billion in 2023 (vs. $2.6 billion in 2022).

Net cash used in other investing activities in 4Q 2022 was $33 million primarily related to the $25 million investment in nuclear innovation company TerraPower. Net cash used in other investing activities in 3Q 2022 was $19 million mainly related to investment in Form Energy Inc. 4Q 2021 cash outflow of $90 million primarily related to a $45 million investment through the XCarb™ Innovation Fund10 (including $30 million for the carbon recycling company, LanzaTech).

Net cash provided by financing activities in 4Q 2022 of $1,578 million as compared to net cash used in financing activities in 3Q 2022 of $219 million and $2,990 million in 4Q 2021. On November 21, 2022, ArcelorMittal priced new USD notes issuance with two tranches: a 5-year, $1.2 billion tranche at 6.55% and a 10-year, $1.0 billion tranche at 6.80% (both offerings occurred on November 29, 2022). In 4Q 2022, the Company repurchased 10.3 million shares for a total value of $225 million ($288 million including $63 million related to 3Q 2022 purchases settled early October 2022) as part of its previously announced share buy back program and paid minority dividends of $29 million mainly to minority shareholders of Belgo Bekaert Arames (Brazil). In 3Q 2022, ArcelorMittal raised a €600 million 4 year note which was offset by the repurchase of 31 million shares for a total value of $712 million (of which $649 million was paid by the end of September 2022 and $63 million settled in early October 2022) and paid minority dividends of $124 million mainly to minority shareholders of AMMC.

Gross debt increased to $11.7 billion as of December 31, 2022, as compared to $9.0 billion as of September 30, 2022, and $8.4 billion as of December 31, 2021. Net debt decreased by $1.7 billion to $2.2 billion as of December 31, 2022, as compared to $3.9 billion as of September 30, 2022, and decreased by $1.8 billion from $4.0 billion as of December 31, 2021.

As of December 31, 2022, the Company had liquidity of $14.9 billion as compared to $10.6 billion as of September 30, 2022, consisting of cash and cash equivalents of $9.4 billion (as of September 30, 2022, cash and cash equivalents was $5.1 billion) and $5.5 billion of available credit lines14. As of December 31, 2022, the average debt maturity was 5.7 years.

Recent developments

•	On July 28, 2022, ArcelorMittal announced it had signed an agreement with the shareholders of CSP to acquire CSP for an enterprise value of approximately $2.2 billion. Antitrust final clearance has now been obtained and transaction is expected to close in 1Q 2023. CSP is a world-class operation, producing high-quality slab at a globally competitive cost.

Value plan

In 2022, the Company announced a new 3-year $1.5 billion value plan focused on creating value through well-defined commercial and operational initiatives. The plan did not include the impact of strategic projects. The plan included commercial initiatives, including volume/mix improvements and operational improvements (primarily in variable costs). The plan aimed to protect the EBITDA potential of the business from rising inflationary pressures; improving its relative competitive position vis-a-vis its peers and supporting sustainably higher profits.

The Value plan has progressed during 2022 and is on track. Several actions were taken in 2022 which yielded improvement of $0.4 billion (~25% of the plan). Examples of the initiatives undertaken are as follows:

•	Commercial: Projects to improve cost to manufacture value-added products; and increase higher added value mix (e.g. Magnelis products and Advanced High Strength Steels)
•	Operational: Improvement of fuel rates in blast furnaces; substitution of purchased coke through improved performance of coke oven batteries; purchasing gains through local sourcing initiatives

With the ongoing focus to execute and deliver the value plan initiatives the Company anticipates improvements >$1.1 billion over the next 2 years.

Capital return

In line with the Company's capital return policy, the Board proposes to increase the annual base dividend to shareholders to $0.44/sh (to be paid in 2 equal instalments in June 2023 and December 2023), subject to the approval of shareholders at the AGM in May 2023.

Share buybacks will continue as per the Company's defined policy to return 50% of post-dividend FCF to shareholders. The Company will request the customary authorizations from shareholders at the AGM in May 2023 to continue to repurchase shares.

Financial calendar for 2023

•	General meeting of shareholders: May 2, 2023: ArcelorMittal Annual General Meeting ("AGM")
•	Earnings results announcements: May 4, 2023 Earnings release 1Q 2023; July 27, 2023: Earnings release 2Q and half year 2023; November 9, 2023: Earnings release 3Q and nine-months 2023

Outlook

As anticipated, apparent demand conditions are now showing signs of improvement as the destocking phase reaches maturity. Despite continued headwinds to real demand, World ex-China apparent steel consumption ("ASC") in 2023 is expected to recover by +2.0% to +3.0% as compared to 2022 (when global ASC is estimated to have contracted by -2.0% to -2.5%), due to non-recurrence of the destocking effects that weighed on demand, particularly in the final months of 2022. The Company expects its steel shipments in 2023 to grow by ~5% vs. 202211.

ArcelorMittal expects the following demand dynamics by key region:

•	In the US, although real demand growth is expected to remain lackluster due to the lagged impact of interest rates rises, the anticipated end to destocking is expected to lead to an increase in apparent steel consumption of +1.5% to +3.5% in 2023;
•	In Europe, the impact of significant destocking drove a contraction of apparent consumption by -7.0% to -7.5% in 2022. As a result, whilst the Company does assume a marginal decline in real demand in 2023, apparent demand is expected to recover by +0.5% to +2.5% in 2023. This would represent a significantly higher level of apparent demand as compared to the peak of the destocking cycle in 4Q 2022;
•	In Brazil, the Company expects a gradual rebound in real steel consumption in 2023 and slowdown in the destock to support an ASC growth of +3.0% to +5.0%;
•	In India, the Company expects another strong year with apparent steel consumption growth in the range of +6.0% to +8.0%;
•	In the CIS region (which includes Commonwealth of Independent States and Ukraine), whilst the Company forecasts some improvement in steel consumption in Ukraine, this is more than offset by the expected decline in Russian steel consumption due to the lagged impact of ongoing sanctions, particularly lower oil and gas revenue, leading to an expected decline in ASC of 0.0% to -2.0% for the region; and
•	In China, economic growth is expected to rebound strongly in 2023 as COVID-19 restrictions are now lifted. However, with continued weakness expected in real estate during the year, steel consumption is expected to stabilize in 2023 (+1.0% to -1.0%) with potential upside dependent on government infrastructure stimulus.

The Company expects working capital will follow the normal seasonal patterns (including an investment in 1Q 2023) but expects a release for the full year 2023.

The Company expects positive FCF generation in 2023; capex is expected to increase to within the $4.5-$5.0 billion range, interest costs are expected to increase to approximately $0.4 billion, and lower cash taxes (including non-recurrence of timing related payments made in 2022 of $0.7 billion).

ArcelorMittal Condensed Consolidated Statement of Financial Position1

In millions of U.S. dollars	Dec 31, 2022	Sept 30, 2022	Dec 31, 2021
ASSETS
Cash and cash equivalents	9,414	5,067	4,371
Trade accounts receivable and other	3,839	4,677	5,143
Inventories	20,087	20,566	19,858
Prepaid expenses and other current assets	3,778	6,114	5,567
Total Current Assets	37,118	36,424	34,939

Goodwill and intangible assets	4,903	4,035	4,425
Property, plant and equipment	30,167	28,515	30,075
Investments in associates and joint ventures	10,765	10,742	10,319
Deferred tax assets	8,554	8,033	8,147
Other assets[15]	3,040	3,467	2,607
Total Assets	94,547	91,216	90,512

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,583	2,580	1,913
Trade accounts payable and other	13,532	13,384	15,093
Accrued expenses and other current liabilities	6,283	6,556	7,161
Total Current Liabilities	22,398	22,520	24,167

Long-term debt, net of current portion	9,067	6,414	6,488
Deferred tax liabilities	2,666	2,394	2,369
Other long-term liabilities	4,826	5,971	6,144
Total Liabilities	38,957	37,299	39,168

Equity attributable to the equity holders of the parent	53,152	51,563	49,106
Non-controlling interests	2,438	2,354	2,238
Total Equity	55,590	53,917	51,344
Total Liabilities and Shareholders’ Equity	94,547	91,216	90,512

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended			Twelve months ended
In millions of U.S. dollars unless otherwise shown	Dec 31, 2022	Sept 30, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2021
Sales	16,891	18,975	20,806	79,844	76,571
Depreciation (B)	(636)	(628)	(712)	(2,580)	(2,523)
Impairment items[4] (B)	(1,026)	—	218	(1,026)	218
Exceptional items[5] (B)	98	(381)	—	(283)	(123)
Operating (loss)income (A)	(306)	1,651	4,558	10,272	16,976
Operating margin %	(1.8) %	8.7%	21.9%	12.9%	22.2%

Income from associates, joint ventures and other investments	121	59	383	1,317	2,204
Net interest expense	(72)	(37)	(49)	(213)	(278)
Foreign exchange and other net financing (loss)	449	(247)	(111)	(121)	(877)
Income before taxes and non-controlling interests	192	1,426	4,781	11,255	18,025
Current tax expense	(91)	(394)	(678)	(2,080)	(2,953)
Deferred tax benefit	126	23	46	363	493
Income tax benefit/(expense) (net)	35	(371)	(632)	(1,717)	(2,460)
Income including non-controlling interests	227	1,055	4,149	9,538	15,565
Non-controlling interests loss(income)	34	(62)	(104)	(236)	(609)
Net income attributable to equity holders of the parent	261	993	4,045	9,302	14,956

Basic earnings per common share ($)	0.30	1.11	3.93	10.21	13.53
Diluted earnings per common share ($)	0.30	1.11	3.92	10.18	13.49

Weighted average common shares outstanding (in millions)	865	892	1,030	911	1,105
Diluted weighted average common shares outstanding (in millions)	868	895	1,033	914	1,108

OTHER INFORMATION
EBITDA (C = A-B)	1,258	2,660	5,052	14,161	19,404
EBITDA Margin %	7.4%	14.0%	24.3%	17.7%	25.3%

Total group iron ore production (Mt)	10.7	10.6	13.4	45.3	50.9
Crude steel production (Mt)	13.2	14.9	16.5	59.0	69.1
Steel shipments (Mt)	12.6	13.6	15.8	55.9	62.9

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended			Twelve months ended
In millions of U.S. dollars	Dec 31, 2022	Sept 30, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2021
Operating activities:
Income attributable to equity holders of the parent	261	993	4,045	9,302	14,956
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests (loss) / income	(34)	62	104	236	609
Depreciation and impairments items	1,662	628	494	3,606	2,305
Exceptional items	(98)	381	—	283	123
Income from associates, joint ventures and other investments	(121)	(59)	(383)	(1,317)	(2,204)
Deferred tax benefit	(126)	(23)	(46)	(363)	(493)
Change in working capital	2,412	(580)	22	(1,223)	(6,409)
Other operating activities (net)	(322)	579	(82)	(321)	1,018
Net cash provided by operating activities (A)	3,634	1,981	4,154	10,203	9,905
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,500)	(784)	(1,145)	(3,468)	(3,008)
Other investing activities (net)	(33)	(19)	(90)	(1,015)	2,668
Net cash used in investing activities	(1,533)	(803)	(1,235)	(4,483)	(340)
Financing activities:
Net proceeds / (payments) relating to payable to banks and long-term debt	1,923	592	100	3,283	(3,562)
Dividends paid to ArcelorMittal shareholders	—	—	—	(332)	(312)
Dividends paid to minorities (C)	(29)	(124)	(21)	(331)	(260)
Share buyback	(288)	(649)	(1,820)	(2,937)	(5,170)
Payments from Mandatorily Convertible Notes	—	—	(1,196)	—	(1,196)
Lease payments and other financing activities (net)	(28)	(38)	(53)	(160)	(398)
Net cash provided (used) by financing activities	1,578	(219)	(2,990)	(477)	(10,898)
Net increase / (decrease) in cash and cash equivalents	3,679	959	(71)	5,243	(1,333)
Cash and cash equivalents transferred from assets held for sale	—	—	—	—	3
Effect of exchange rate changes on cash	656	(451)	13	(158)	(55)
Change in cash and cash equivalents	4,335	508	(58)	5,085	(1,385)

Free cash flow (D=A+B+C)	2,105	1,073	2,988	6,404	6,637

Appendix 1: Product shipments by region1,2

(000'kt)	4Q 22	3Q 22	4Q 21	12M 22	12M 21
Flat	1,767	1,743	1,548	7,121	6,879
Long	658	676	739	2,739	3,088
NAFTA	2,338	2,339	2,205	9,586	9,586
Flat	1,514	1,519	1,790	6,423	6,425
Long	1,145	1,345	1,256	5,179	5,332
Brazil	2,639	2,837	3,034	11,516	11,695
Flat	4,751	4,978	5,788	21,387	23,485
Long	1,933	1,967	2,421	8,321	9,236
Europe	6,802	7,079	8,325	30,182	33,182
CIS	916	1,170	2,067	4,221	7,883
Africa	498	503	531	2,160	2,473
ACIS	1,414	1,675	2,597	6,378	10,360

Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures1,2

(USDm)	4Q 22	3Q 22	4Q 21	12M 22	12M 21
NAFTA	201	97	104	500	369
Brazil	341	154	171	708	412
Europe	564	242	473	1,204	1,282
ACIS	151	135	266	483	619
Mining	198	128	127	488	302
Total	1,500	784	1,145	3,468	3,008

Note: “Others” are not presented in the table

Appendix 2b: Capital expenditure projects

Completed projects

Segment	Site / unit	Project	Capacity / details	Key date / completion
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	2Q 2022 (a)
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160kt/year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels	3Q 2022 (b)

Ongoing projects

Segment	Site / unit	Project	Capacity / details	Key date / forecast completion
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanizing line (CGL) combiline	4Q 2023(c)
Mining	Liberia mine	Phase 2 premium product expansion project	Increase production capacity to 15Mt/year	4Q 2024(d)
NAFTA	Las Truchas mine (Mexico)	Revamping and capacity increase to 2.3MT	Revamping project with 1Mtpa pellet feed capacity increase (to 2.3 Mt/year) with DRI concentrate grade capability	2H 2024(e)
Brazil	Serra Azul mine	4.5Mtpa direct reduction pellet feed plant	Facilities to produce 4.5Mt/year DRI quality pellet feed by exploiting compact itabirite iron ore	2H 2024(f)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.0Mt/year; Sinter feed capacity of 2.25Mt/year	2H 2024(g)
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	Pellet Plant	Facilities to produce 5.0Mtpa pellets, replacing two existing sinter plants ensuring environmental compliance and improving productivity	On hold/ under review(h)
Brazil	Barra Mansa	Section mill	Increase capacity of HAV bars and sections by 0.4Mt/pa	1Q 2024(i)
Others	Andhra Pradesh (India)	Renewable energy project	975 MW of nominal capacity solar and wind power	1H 2024(j)
Europe	Mardyck (France)	New Electrical Steels production facilities	Facilities to produce 170kt NGO Electrical Steels (of which 145kt for Auto applications) consisting of annealing and pickling line (APL), reversing mill (REV) and annealing and varnishing (ACL) lines	2H 2024(k)

a) Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system was upgraded and includes innovative power cooling technology to improve product capability. The project was completed in 2Q 2022 and is estimated to add ~$25 million of EBITDA in 2023.

b) Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160kt/year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With the investment, ArcelorMittal Dofasco becomes the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF and caster at Calvert in the US and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project was completed in 3Q 2022 and is estimated to add $40 million of EBITDA on full completion and post ramp up (estimated by 2025).

c) In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The ~$0.35 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The project is expected to be completed in 4Q 2023 and estimated to add >$0.1 billion of EBITDA on full completion and post ramp up.

d) ArcelorMittal Liberia has been operating 5Mt direct shipping ore (DSO) since 2011 (Phase 1). The Company restarted construction of a Phase 2 project that envisages the construction of 15Mtpa of concentrate sinter fines capacity and associated infrastructure. Changed project scope and engineering, together with supply chain delays has impacted the construction schedule. Detailed construction design is well advanced. Main civil works started, whilst contracting and mobilization for other construction packages underway. Capex required to conclude the project is currently under review given impact of enlarged scope and inflation. Under the amendment to the Mineral Development Agreement (MDA) signed in September 2021, the Company has further expansion opportunities up to 30Mtpa. First concentrate is now estimated in 4Q 2024. The project is estimated to add approximately $250 million of EBITDA on full completion and post ramp up to 15Mtpa rate. Revised capex estimates will be communicated in 1H 2023.

e) ArcelorMittal Mexico is investing ~$150 million to increase pellet feed production by 1Mtpa to 2.3Mtpa and improve concentrate grade in Las Truchas. This project will enable concentrate production to the blast furnace (BF) route (2.0Mtpa) and DRI route (0.3Mtpa) for a total of 2.3Mtpa. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. Project start-up date delayed to 2H 2024 due to slower progress of equipment deliveries and construction works, as well as delays to obtain required construction permits. The project is estimated to add approximately $50 million of EBITDA on full completion and post ramp up.

f) Approximately $350 million investment at Serra Azul (Brazil) to construct facilities to produce 4.5Mtpa of DRI quality pellet feed to primarily supply ArcelorMittal Mexico steel operation. The project will allow to mine the compact itabirite iron ore. Project start-up date delayed to 2H 2024 due to slower than scheduled mobilization leading to delayed construction works. The project is estimated to add approximately $100 million of EBITDA on full completion and post ramp up.

g) The Monlevade upstream expansion project consisting of the sinter plant, blast furnace and meltshop has recommenced in late 2021, following the anticipated improvement in Brazil domestic market. Capex required to complete the project is currently under review and the revised capex estimates will be communicated in 1H 2023.

h) Investment in ArcelorMittal Kryvyi Rih to build a 5.0Mtpa pellet plant. However the project is on hold and has been suspended with the revised completion date and budget dependent on when the project can be effectively resumed due to the Russian invasion of Ukraine.

i) ~$0.25 billion investment in sections mill at Barra Mansa (Brazil) with 400ktpa production capacity. The aim of the project is to deliver higher added value products (HAV) (Merchant Bar and Special Bars) to increase domestic market share in HAV products and to enhance profitability. The project commenced in 2022 and is expected to be completed by 1Q 2024 and estimated to add $0.1 billion of EBITDA on full completion and post ramp up.

j) This $0.6 billion investment, combining solar and wind power, will be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation. The project is owned and funded by ArcelorMittal. Greenko will design, construct and operate the facilities in Andhra Pradesh, Southern India. AMNS India will enter into a 25 year off-take agreement with ArcelorMittal to purchase 250 MW of renewable electricity annually from the project, resulting in over 20% of the electricity requirement at AMNS India’s Hazira plant coming from renewable sources, reducing carbon emissions by approximately 1.5Mt per year. Necessary allotment of land has been received from the Government of Andhra Pradesh. Private land acquisition is in progress and key contracts for wind projects have been executed and are in negotiation for the solar project. The project commissioning is expected by mid-2024 and estimated to add $70 million of EBITDA (excluding savings at AMNS India) upon completion. The Company is studying the option to develop a second phase which would double the installed capacity.

k) On March 17, 2022, ArcelorMittal announced an investment with the support of the French government, to create a new production unit for electrical steels at its Mardyck site in the north of France. This new unit will specialize in the production of electrical steels for the engines of electric vehicles and which complements ArcelorMittal’s existing electrical steels plant in Saint Chély d’Apcher, in the south of France. The new industrial unit in Mardyck will have a 170,000-tonne production capacity and is scheduled to start up in 3Q 2024. The $0.5 billion investment program aims at implementing a production capacity of 170Kt Non-Grain Orientated (NGO) Electrical Steels (of which 145kt for automotive applications) consisting of annealing and pickling line (APL), reversing mill (REV) and annealing and varnishing (ACL) line to be installed in Mardyck (France). The completion will occur in 2 steps: the commissioning and start of ramp-up of the end-of-streamline (Annealing & Coating Line and related installations) is expected to be in 2H 2024; the start-up of the Annealing and Pickling Line and the Reversing Mill is expected to occur in 2Q 2025. The project is estimated potentially to add $100 million of EBITDA on full completion and post ramp up.

JV capex: Ongoing projects

JV	Site / unit	Project	Capacity / details	Key date / forecast completion
VAMA	Vama	Current capacity increase by 40% to 2Mtpa	New CGL capacity of 450,000 tons/year shall be added, VAMA to reach 1.6 Mtpa in CGL/CAL combined capacity and 2.0 Mtpa in PLTCM	1H 2023(l)
AMNS Calvert	Calvert	New 1.5Mt EAF and caster	New 1.5Mt EAF and caster	2H 2023(m)
AMNS India	Hazira	Debottlenecking existing assets and capacity expansion; and other investments ongoing	AMNS India medium-term plans are to expand and grow initially to ~15Mt by early 2026 in Hazira (phase 1A); ongoing downstream projects	1H 2026(n)

l) VAMA, our 50:50 joint venture with Hunan Valin, is a state-of-the-art facility focused on rolling steel for high-demanding applications in particular automotive. The business is performing well and plans to expand the current capacity by 40% to 2Mtpa by 2023, financed from its own resources. The project is at an advanced stage of implementation planned for completion in mid-2023 with first coils having been produced in January 2023. Phase 2 expansion further enable VAMA to meet growing demand of high value add solutions from the Chinese automotive / NEV market.

m) AMNS Calvert ("Calvert") is constructing a new 1.5Mt EAF and caster (estimated completion in 2H 2023). The joint venture is to invest $775 million. Option to add a further 1.5Mt EAF at lower capex intensity is being studied.

n) AMNS India is debottlenecking its operations (steel shop and rolling parts) to achieve capacity of 8.6Mt per annum by the end of 2024. AMNS India medium-term plans are to expand and grow initially to ~15Mt in 1H 2026 in Hazira (phase 1A) including automotive downstream and enhancements to iron ore operations, with estimated capex of ~$7.4 billion (for $0.8 billion for debottlenecking, $1.0 billion for downstream projects and $5.6 billion for upstream projects. Phase 1A plans include a CRM2 complex and galvanizing and annealing line, 2 blast furnaces, steel shop, HSM, ancillary equipment (including coke, sinter, networks, power, gas, oxygen plant etc.); and raw material handling. Start of BF2 expected in 2025 and BF3 in 2026. Also included is BF1 net capacity increase from 2Mtpa to 3Mtpa. There are further options to potentially grow to 20Mt per annum (Phase 1B). On November 21, 2022, AMNS India concluded a transaction to acquire port, power and other logistics and infrastructure assets in India from the Essar Group for a net value of ~$2.4 billion. In March 2021, AMNS India signed a Memorandum of Understanding ("MoU") with the Government of Odisha in view of building an integrated steel plant with a 12Mtpa capacity in Kendrapara district of state Odisha. A pre-feasibility study report was submitted to the state government in 3Q 2021, and AMNS India is currently engaging with the government for further studies and clearances. Further options to build a 6Mtpa integrated steel plant are being assessed. The Thakurani mine is operating at full 5.5Mtpa capacity since 1Q 2021, while the second Odisha pellet plant was commissioned and started in September 2021, adding 6Mtpa for a total 20Mtpa of pellet capacity. In addition, in September 2021, AMNS India commenced operations at Ghoraburhani - Sagasahi iron ore mine in Odisha. The mine is set to gradually ramp up production to a rated capacity of 7.2Mtpa and contribute significantly to meeting AMNS India’s long-term raw material requirements.

Appendix 3: Debt repayment schedule as of December 31, 2022

(USD billion)	2023	2024	2025	2026	2027	>2027	Total
Bonds	1.2	0.9	1.0	1.0	1.2	2.5	7.8
Commercial paper	0.8	—	—	—	—	—	0.8
Other loans	0.6	0.3	0.6	0.2	0.5	0.9	3.1
Total gross debt	2.6	1.2	1.6	1.2	1.7	3.4	11.7

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Dec 31, 2022	Sept 30, 2022	Dec 31, 2021
Gross debt	11,650	8,994	8,401
Less: Cash and cash equivalents	(9,414)	(5,067)	(4,371)
Net debt	2,236	3,927	4,030

Net debt / LTM EBITDA	0.2	0.2	0.2

Appendix 5: Adjusted net income and adjusted basic EPS

(USDm)	4Q 22	3Q 22	4Q 21	12M 22	12M 21
Net income attributable to equity holders of the parent	261	993	4,045	9,302	14,956
Impairment items 4	(1,026)	—	218	(1,026)	218
Exceptional items 5	98	(381)	—	(283)	(123)
Adjusted net income	1,189	1,374	3,827	10,611	14,861

Shares (Basic EPS) million shares	865	892	1,030	911	1,105

Adjusted basic EPS $/share	1.37	1.54	3.72	11.65	13.45

Appendix 6: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:

Adjusted basic EPS: refers to adjusted net income divided by the weighted average common shares outstanding.

Adjusted net income: refers to reported net income less impairment items and exceptional items

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash, and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

EBITDA: operating results plus depreciation, impairment items and exceptional items.

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Foreign exchange and other net financing income(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders

Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges net of reversals.

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Kt: refers to thousand metric tonnes.

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents.

Net debt/LTM EBITDA: refers to Net debt divided by EBITDA.

Net interest expense: includes interest expense less interest income

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income(loss).

Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of Canada, Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions, and also includes Bosnia and Herzegovina captive iron ore mines. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan. Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e., increased spread between steel prices and raw material costs) or negative effect (i.e., a squeeze or decreased spread between steel prices and raw material costs).

Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

STIP: refers to short term incentive plan.

LTIP: refers to long term incentive plan.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF) and ratio of net debt/EBITDA which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. ArcelorMittal also presents Equity book value per share and ROE as shown in footnotes to this press release. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents adjusted net income(loss) and adjusted basic earnings per share as it believes these are useful measures for the underlying business performance excluding impairment items, exceptional items. The Company’s guidance as to free cash flow, cash taxes and its working capital release (or the change in working capital included in net cash provided by operating activities) for 2023 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS.
2.	Effective 2Q 2021, ArcelorMittal retrospectively amended its presentation of reportable segments. The results of each mine are accounted for within the steel segment that it primarily supplies. Summary of changes: NAFTA: all Mexico mines; Brazil: Andrade and Serra Azul mines; Europe: ArcelorMittal Prijedor mine (Bosnia and Herzegovina); ACIS: Kazakhstan and Ukraine mines; and Mining: only AMMC and Liberia iron ore mines.
3.	LTIF figures presented for 12M 2022 of 0.70x and 12M 2021 of 0.79x exclude ArcelorMittal Italia (which was deconsolidated as from 2Q 2021 onwards).
4.	In 2022, the Company recognized a $1,026 million impairment charge related to property, plant and equipment with respect to ArcelorMittal Kriviy Rih (Ukraine) in the ACIS segment, where the ongoing conflict with Russia resulted in low levels of production, sales and income and created significant uncertainty about the timing and ability of operations to return to a normal level of activity. Recent attacks against Ukrainian power infrastructures caused additional operational issues for ArcelorMittal Kriviy Rih and the increasing geopolitical tensions resulted in a substantial increase in the discount rate applied by the Company in its value in use calculation. Impairment gain for 12M 2021 amounted to $218 million following improved cash flow projections in the context of decarbonization plans in Sestao (Spain) (partially reversing the impairment recognized in 2015).
5.	Exceptional items for 12M 2022 of $0.3 billion included $0.5 billion of non-cash inventory related provisions (recognized in 3Q 2022) to reflect the net realizable value of inventory under IFRS with declining market prices in Europe and partially offset by a $0.1 billion purchase gain on the acquisition of a Hot Briquetted Iron (‘HBI’) plant in Texas and $0.1 billion gain following the settlement of a claim by ArcelorMittal for a breach of a supply contract. Exceptional items for 12M 2021 of $123 million related to expected costs for the decommissioning of the dam at the Serra Azul mine in Brazil.
6.	See Appendix 5 for reconciliation of adjusted net income and adjusted basic EPS.
7.	September 30, 2020, was the inception date of the recent share buyback programs.
8.	ROE refers to "Return on Equity" which is calculated as trailing twelve-month net income (excluding impairment charges and exceptional items) attributable to equity holders of the parent divided by the average equity attributable to the equity holders of the parent over the period. 2022 ROE of 20.3% ($10.6 billion / $52.3 billion).
9.	Equity book value per share is calculated as the Equity attributable to the equity holders of the parent divided by diluted number of shares at the end of the period. 4Q 2022 total equity of $53.2 billion divided by 862 million diluted shares outstanding equals $62/sh. 3Q 2022 total equity of $51.6 billion divided by 873 million diluted shares outstanding equals $59/sh. 4Q 2021 total equity of 49.1 billion divided by 967 million diluted shares outstanding equals $51/sh.
10.	XCarb™ is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb™ brand, we have launched three XCarb™ initiatives: the XCarb™ innovation fund, XCarb™ green steel certificates and XCarb™ recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as baseline. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.

11.	12M 2023 steel shipment guidance does not include CSP acquisition and assumes no change in Ukraine.
12.	The Company has introduced a 50% increase in the short term incentive plan (STIP) link to safety performance (with fatalities acting as a circuit breaker); increased the safety target in STIP to 15% and long term incentive plan (LTIP) to 10%; and included ESG objectives in LTIP.
13.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
14.	On December 19, 2018, ArcelorMittal signed a $5.5 billion Revolving Credit Facility, with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023. In December 2020, ArcelorMittal executed the second option to extend the facility, and the new maturity is now extended to December 19, 2025. On April 30, 2021, ArcelorMittal amended its $5.5 billion RCF to align with its sustainability and climate action strategy. As of December 31, 2022, the $5.5 billion revolving credit facility was fully available.
15.	The listed investment of Erdemir had a market value of $910 million, $660 million and $885 million as of December 31, 2022, September 30, 2022, and December 31, 2021, respectively.
16.	Estimate of additional contribution to EBITDA, based on assumptions including synergies and once ramped up to capacity and assuming prices/spreads generally in line with long term averages.
17.	FY 2021 FCF of $6.6 billion ($9.9 billion net cash provided by operating activities less capex of $3.0 billion less minority dividends of $0.3 billion).
18.	On March 30, 2022, Votorantim exercised the put option right it has under its shareholders’ agreement with the Company to sell its entire equity interest in ArcelorMittal Brasil to the Company, following the acquisition of Votorantim S.A.'s long steel business in Brazil in 2018, which became a wholly-owned subsidiary of ArcelorMittal Brasil. The exercise price is calculated pursuant to an agreed formula in the shareholders’ agreement which applies a 6x multiple of ArcelorMittal Brasil Longs Business EBITDA in the four immediately preceding calendar quarters from the date of the put option exercise (subject to certain adjustments, such as the exclusion of any unusual, infrequent or abnormal events) less an assumed net debt of BRL 6.2 billion times 15%. ArcelorMittal Brasil calculated the put option exercise price in the amount of $0.2 billion. Votorantim S.A. has indicated that it does not agree with ArcelorMittal Brasil’s calculation of the exercise price and filed a request for arbitration on September 28, 2022.
19.	Strategic capex excludes the anticipated upward revisions to Liberia and Monlevade capex, due to be communicated in 1H 2023.

Fourth quarter 2022 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to present and comment on the three-month and twelve-month period ended December 31, 2022 on: Thursday February 9, 2023 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.

Participants will need to pre-register to receive dial-in details and an individual pin-code to access the call using the link below:

https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=5891634&linkSecurityString=763befe26

You can also listen to the live audio webcast via this link:

https://interface.eviscomedia.com/player/1149

Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is one of the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 45.3 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.

ArcelorMittal corporate communications (E-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419

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